KA 3/14

SECU[...] [...]SSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southport Partners L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

187 Westway Road
(No. and Street)

Southport (City) CT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dale McIvor 917-328-6313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Dale E. McIvor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southport Partners L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Principal

Title

Notary Public

PAUL D. KRILIVSKY
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Table of Contents

Southport Partners L.P
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Current Assets		
Checking - Chase Manhattan	$	1,040.24
Accounts Receivable		68,950.12
Accounts Receivable Reserve		(65,200.12)
Employee Advances		5,850.50
Stocks		14,388.00
Total Current Assets		25,028.74
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets	$	25,028.74
LIABILITIES AND CAPITAL		
Current Liabilities		
Accounts Payable	$	1,500.00
Total Current Liabilities		1,500.00
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		1,500.00
Capital		
Partner's Capital - SPP		(119,536.51)
Retained Earnings - Prior Yr.		124,429.25
Net Income		18,636.00
Total Capital		23,528.74
Total Liabilities & Capital	$	25,028.74

The accompanying notes are an integral part of these financial statements

Southport Partners L.P.
Income Statement
For the Twelve Months Ending December 31, 2014

	Year to Date
Revenues	
Fee Income	21,500.00
Gain (Loss) on Securities	2,448.00
Total Revenues	23,948.00
Cost of Sales	
Total Cost of Sales	0.00
Gross Profit	23,948.00
Expenses	
Insurance	690.00
Legal & Accounting Services	1,500.00
Bank Charges	220.00
Fees & Licences	2,542.00
Office Expenses	360.00
Total Expenses	5,312.00
Net Income	$ 18,636.00

The accompanying notes are an integral part of these financial statements

Southport Partners L.P.
Statement of Cash Flow
For the twelve Months Ended December 31, 2014

		Year to Date
Cash Flows from operating activities		
Net Income	$	18,636.00
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Receivable		(3,750.00)
Accounts Receivable Reserve		0.00
Employee Advances		(4,924.00)
Stocks		(2,448.00)
Accounts Payable		1,500.00
Accrued Liabilities		0.00
Employee Rembursement Due		0.00
Total Adjustments		(9,622.00)
Net Cash provided by Operations		9,014.00
Cash Flows from investing activities		
Used For		
Net cash used in investing		0.00
Cash Flows from financing activities		
Proceeds From		
Partner's Capital - SPP		0.00
Partner's Capital - LP's		0.00
Retained Earnings - Prior		0.00
Used For		
Partner's Capital - SPP		(9,000.00)
Partner's Capital - LP's		0.00
Retained Earnings - Prior		0.00
Net cash used in financing		(9,000.00)
Net increase <decrease> in cash	$	14.00

Summary		
Cash Balance at End of Period	$	1,040.24
Cash Balance at Beginning of P		(1,026.24)
Net Increase <Decrease> in Cash	$	14.00

The accompanying notes are an integral part of these financial statements

Southport Partners L.P.
Statement of Changes in Partner's Capital
For the twelve months ended December 31, 2014

Contributed Capital		
		THIS YEAR
Partner's Capital - SPP		0.00
Partner's Capital - LP's		0.00
Total Capital Contributions		0.00
Capital Distributions		
Partner's Capital - SPP	$	(9,000.00)
Partner's Capital - LP's		0.00
Total Capital Distributions		(9,000.00)
Period Net Income		
Net Income		18,636.00
NET CHANGE - PARTNERS CAPITAL		9,636.00
Beginning Partner's Capital		
Opening Capital Accounts		(54,910.63)
Earnings through Prior Period		68,803.37
BEGINNING PARTNERS CAPITAL		13,892.74
Period End - Partners Capital		
		THIS YEAR
PARTNERS CAPITAL		23,528.74

The accompanying notes are an integral part of these financial statements

Southport Partners L.P.
Statement of Changes in Retained Earnings

For the twelve months ended December 31, 2014

BEGINNING RETAINED EARNINGS	13,892.74
Total Capital Contributions	0.00
Total Capital Distributions	(9,000.00)
Net Income	18,636.00
NET CHANGE - RETAINED EARNINGS	9,636.00
RETAINED EARNINGS - PERIOD END	23,528.74

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

Southport Partners L.P.
December 31, 2014

- **ORGANIZATION**

Southport Partners L.P. (the "Partnership") was formed in 1988 as a Delaware Limited Partnership and became a broker-dealer registered with the Securi es and Exchange Commission and a member of the Na onal Associa on of Securi es Dealers (succeeded by the Financial Industry Regulatory Authority, Inc. The General Partner of the Partnership is Southport Partners, a Connec cut general partnership which is owned 50/50 by Dale McIvor and Katherine Wa s. The Limited Partner is Dale McIvor.

- **DESCRIPTION OF THE BUSINESS.**

The Partnership provides investment banking services to corpora ons and nancial ins tu ons, primarily related to mergers and acquisi ons and related nancial advice. The Partnership also provides services related to the private placement of securi es with corpora ons, nancial ins tu ons, and other accredited investors.

- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

  - ***Basis of Presenta on***

  The Partnership keeps its books and prepares its nancial statements on the accrual basis of accoun ng in accordance with accoun ng principles generally accepted in the United States of America.

  - ***Use of Es mates***

  In preparing nancial statements in conformity with generally accepted accoun ng principles, management is required to make es mates and assump ons that a ect the reported amounts of assets and liabili es and the disclosures of con ngent assets and liabili es at the date of the nancial statements and revenues and expenses during the repor ng period. Actual results could di er from those es mates.

  - ***Cash and Cash Equivalents***

  The Partnership considers all short term investments with an original maturity of three months or less as cash equivalents.

  - ***Securi es Transac ons***

  Pro t and loss arising from all securi es transac ons entered into for the account and risk of the Partnership are recorded on a trade date basis.

  - ***Revenue Recogni on***

  Investment banking revenues arise from security o erings and obtaining nancing in which the Partnership acts as placement agent, and from advisory services in merger and acquisi on transac ons, valua ons and other advisory services. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Revenue from other fees and services is recorded when earned.

  - ***Fair Value of Financial Instruments***

  Financial Instruments that are subject to fair value disclosure requirements are carried in the nancial statements at an amount that approximates fair value and include cash and cash

equivalents and securi es held for investment. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transac on between market par cipants at the measurement date. See Note 4 for discussion of Fair Value Measurements. Unrealized gains and losses are reported in the current period.

- ***Accounts Receivable***

On a regular basis, the Partnership evaluates its receivables and establishes a reserve for doub ul accounts, based on facts and circumstances, collec ons and current credit condi ons, and the reserved amount is charged to opera ons. If a receivable account is judged by management to be uncollectable, the account and any corresponding reserve are removed from the balance sheet, and any unreserved amount is charged to opera ons.

- ***Property and Equipment (none at present)***

Property and equipment is stated at cost. The costs of addi ons and be erments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or re red, the related costs and accumulated deprecia on are removed from the accounts and any gain or loss is included in income.

- ***Income Taxes***

The Partnership does not provide for income taxes since all income or losses are passed through to its partners and limited partners in propor on to their ownership.

- **FAIR VALUE MEASUREMENTS**

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that priori zes the inputs to valua on techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in ac ve markets for iden cal assets or liabili es (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

- Level 1 inputs are quoted prices (unadjusted) in ac ve markets for iden cal assets or liabili es the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assump ons that market par cipants would use in pricing the asset or liability.

The following outlines the valua on methodologies for the Partnership's material categories of nancial assets and liabili es:

- Equi es Equity securi es are generally valued based on quoted prices from an exchange.
- To the extent these securi es are ac vely traded, they are classi ed as Level 1 in the fair value hierarchy; otherwise they are classi ed as Level 2 or 3.
- The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is signi cant to the fair value measurement.
- Valua on techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Partnership's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

- Common stocks: Valued at the closing price reported on the ac ve market on which the individual securi es are traded.

The methods described above may produce a fair value calcula on that may not be indica ve of net realizable value or re ect of future fair values. Furthermore, while the Partnership believes its valua on methods are appropriate and consistent with other market par cipants, the use of di erent methodologies or assump ons to determine the fair value of certain nancial instruments could result in a di erent fair value measurement at the repor ng date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets and liabili es which have been measured at fair value as of December 31, 2014. For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debts, if any, the carrying amounts approximate fair value because of the short maturity of these instruments, and therefore fair value informa on is not included in the table below.

Assets at Fair Value as of December 31, 2014

	Level I	Level 2	Level 3	Total
Common stock	$ 14,388	$ -0-	$ -0-	$ 14,388
Non-Current Accounts Receivable			$ -0-	$ -0-

- **COMPREHENSIVE INCOME**

Statement of Financial Accoun ng Standards (SFAS) No 130, Repor ng Comprehensive Income, establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securi es and foreign currency transla on adjustments, among other things. During the year ended December 31, 2014, the Partnership did not have any components of comprehensive income to report.

- **CONCENTRATIONS OF CREDIT RISK**

The Partnership maintains cash balances at banks and other nancial ins tu ons At various mes during the year these balances may exceed Federal Deposit Insurance Corpora on FDIC limits of $250,000 At no me during 2014 did the deposits of the Partnership exceed the FDIC limit, and therefore the Partnership did not have cash or cash equivalent balances at risk.

- **SIPC RECONCILLIATION REPORT**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to le a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconcilia on or exclusion-from-membership forms. Where the broker-dealer reports $500,000 or less in gross revenues they are not required to le the supplemental SIPC report. The Partnership is exempt from ling the supplemental report under SEA Rule 17a-5(e)(4) because it is repor ng less than $500,000 in gross revenue.

- **COMMITMENTS AND CONTINGINCIES**

The Partnership does not have as of the date of this report any commitments, guarantees or con ngencies (arbitra ons, lawsuits, claims, etc.) that may result in a loss or future obliga on or that may be asserted against the rm at a future date.

- **RELATED PARTY TRANSACTIONS**

At December 31, 2014, advances to principals of the Partnership were $5,850.50.

- **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein de ned, and requires that the ra o of aggregate indebtedness, as therein de ned, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2014, the Partnership's net capital position was as follows:

Net capital, as de ned	$ 11,770
Net capital required	$ 5,000
Excess capital	$ 6,770
Net capital ra o***	12.74%

****The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.*

The computa on of Net Capital is set forth in detail on Schedule I hereto.

- **RECONCILIATION OF COMPUTATION OF NET CAPITAL**

The above computa on does not di er from the computa on of net capital under Rule 15c3-I as of December 31, 2014 as led by the Partnership on Form X-17A-5.

Accordingly, no reconcilia on is deemed necessary.

- **STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

No subordinated liabili es existed at any me during the year or the prior year, thus there were no changes.

- **STATEMENT REGARDING RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS**

The Partnership operates pursuant to sec on (k)(2)(ii) exemp ve provisions of Rule 15c3-3 of the Securi es Exchange Act of 1934, as detailed in Schedule II.

Under these exemp ve provisions, the Computa on for Determina on of Reserve Requirements and Informa on Rela ng to the Possession and Control Requirements are not required.

- **SUBSEQUENT EVENTS**

In preparing these nancial statements, the Partnership has evaluated events and transac ons for poten al recogni on or disclosure through the date the nancial statements were issued, February 16, 2015.. There were no signi cant subsequent events that required recogni on and disclosure in the nancial statements.

- **AVAILABILITY OF ANNUAL AUDIT REPORT**

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Partnership's statement of financial condi on as of September 30, 2014, is available for examina on at the o ce of the Partnership in Southport, Connec cut and at the Securi es and Exchange Commission in Boston, Massachuse s.

Southport Partners L.P.

SUPPLEMENTARY INFORMATION

Pursuant to rule 17a-5

of the

Securi es and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
of the
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2014

Computa on of Net Capital		
Total ownership equity from Statement of Financial Condi on		$ 23,529
Deduct ownership equity not allowable for net capital		-
Total Ownership Equity Quali ed for Net Capital		23,529
Deduc ons and/or charges:		
Total non-allowable assets from Statement of Financial Condi on	$ 9,601	
Total Deduc ons and/or Charges		(9,601)
Net capital before haircuts on securi es posi ons		$ 13,928
Total Haircuts on Securi es		(2,158)
Net Capital		$ 11,770
Computa on Of Basic Net Capital Requirement		
Minimum net capital required		$ 100
Minimum dollar net capital requirement		5,000
Net capital requirement (larger of the above)		5,000
Excess net capital		$ 6,770
Net Capital less the greater of 10% of total A.I. or 120% of minimum dollar net capital		$ 5,770
Computa on of Aggregate Indebtedness		
Total A.I. liabili es from Statement of Financial Condi on		$ 1,500
Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1)(c)(1)(vii))		$ 0
Total aggregate indebtedness		$ 1,500
Ra o of aggregate indebtedness to net capital		12.74%

SCHEDULE II
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
of the
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2014

This schedule is to state the claim of exemp on for Southport Partners L.P. from the repor ng provisions of SEC Rule Rule 15c3-3 for the year 2014.

The exemp ve provision we claim is under paragraph (k)(2)(ii) of the Rule, which reads in part:

> (ii) Who, as an introducing broker or dealer, clears all transac ons with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securi es to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Southport Partners L.P. carries NO customer accounts and does not hold any securi es or cash for customers. We are not at present an "introducing broker or dealer", nor have we ever been, nor do we plan to become one. Should we become one, we would con nue to rely on the above exemp on.

Our ac vi es consist of M&A and private placement advisory services, which involve holding no securi es or cash for others.

As such, to our best knowledge and belief, Southport Partners L.P. has met the exemp ve provisions of the Rule as iden ed above throughout the en re 2014 year, without excep on.

A rmed by:

Dale E. McIvor

Principal



Southport Partners L.P.
Southport, Connecticut

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Southport Partners, L.P. has complied with Exemption Rule 15c3-3 (k) (2) (i) and (ii), for the period of January 1, 2014 through December 31, 2014. Southport Partners, L.P. did not hold customer securities or funds at any time during this period and does business on a limited basis (merger and acquisition, private placement, and other financial advisory work). Southport Partners, L.P.'s past business has been of similar nature and has complied to this exemption since in previous years.

Dale McIvor, a Principal of Southport Partners, L.P. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Dale McIvor has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Southport Partners, L.P.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (917) 328-6313.

Very truly yours,

Dale E. McIvor

Southport Partners, L.P.
Dale McIvor
Principal

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Southport Partners, LP
187 Westway Road
Southport, CT 06890-1425

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Southport Partners, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Southport Partners, LP claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Southport Partners, LP stated that Southport Partners, LP met the identified exemption provisions throughout the most recent fiscal year without exception. Southport Partners, LP 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southport Partners, LP compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

SCHEDULE III
INFORMATION RELATING TO
Reconcilia on of the Computa on of Net Capital under § 240.15c3-1
and
Reconcilia on of the Computa on for Determina on of the Reserve Requirements
under
Exhibit A of § 240.15c3-3
of the
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2014

SEA Rule 17a-5 requires "a reconcilia on, including appropriate explana ons, of the Computa on of Net Capital under § 240.15c3-1 and the Computa on for Determina on of the Reserve Requirements Under Exhibit A of § 240.15c3-3 in the audit report with the broker's or dealer's corresponding unaudited most recent Part II or Part IIA ling shall be led with said report when material di erences exist. If no material di erences exist, a statement so indica ng shall be led."

For the year ended December 31, 2014, no material di erences exist in Net Capital computa ons, and the Partnership is exempt from the Reserve Requirements under15c3-3, so no material di erences could nor did exist.